
Live freely. Earn equity.
Take it with you.

INVEST IN **COHERE**

The value of owning a home, the freedom of renting and community wherever you go

---

LEAD INVESTOR



Liam Bauer Director of Development

If this pandemic has shown me anything, it's that the foundational systems our society is built upon are crumbling and that the time to come together is now. My background is in Systems Engineering and construction management, with a current focus on Web3 development. Through this lens, I can see that Cohere's model of distributed ownership, backed by real stores of value, is the perfect mechanism to build resilience at a time of global uncertainty. Furthermore, in leveraging blockchain technologies, we can create formalized agreements, decentralized governance, operational transparency and incentivize network collaboration all while living in resonance with nature, each other and ourselves. I have travelled all over the world and explored all sorts of different communities, searching for a deeper, more sustainable way of life. Through these travels, the biggest issues I see in trying to organize at scale is a lack of structure, commitment, clear vision and communication. After living, working and connecting with the founders and their greater network for the past year, I can see that they embody the same values they hold true for Cohere and I have experienced firsthand the abundant lifestyle they want to share with the world. Ultimately, I believe in the vision Cohere holds because I feel we are at a cultural

crossroads and this is our opportunity to create a new story and a new world our hearts know is possible.

Invested $1,000 this round & $1,000 previously

crossroads and this is our opportunity to create a new story and a new world our hearts know is possible.

Invested $1,000 this round & $1,000 previously

cohere.network Malibu CA

Infrastructure | Technology | Sustainability | Social Impact | Real Estate

Highlights

1. 🥇World's 1st member-owned network of co-living communities designed to facilitate coherence
2. 🏠Members own shares of a diversified portfolio of real estate assets around the world
3. 💸Members take the equity with them as they travel between a global network of co-living communities
4. 🏔️Land acquisition in progress for sites in Ecuador; due diligence underway for additional locations
5. 💰Structured exit provides investors liquidity in advance of a traditional exit event
6. 🚀 Filling a huge market gap for 35M digital nomads; an increase of 323% from 2018
7. 📈$142M in cumulative revenue projected by 2026

7 📈$142M in cumulative revenue projected by 2026

7 📈$142M in cumulative revenue projected by 2026

8 🤓Founders are award-winning architects, designers, systems engineers, technologists and strategists

---

Our Team



Dakotah Apostolou Chief Executive Officer (CEO)

A designer of buildings, communities and businesses, Dakotah's training at The Frank Lloyd Wright School has informed his passion for using built environments to create regenerative systems that restore the health of ecosystems and communities.

> This idea chose us more than we chose it. After the lockdown began we found ourselves living and working in exotic locations, building out the economic and business models that could propagate this epic lifestyle. We care about access to ownership, regenerative practices, and building resilient communities in times of radical change.



Dmitri Sunshine Chief Operations Officer (COO)

As a software and systems architect who successfully founded, developed, and exited a socially conscious technology company, Dmitri's highest passion is developing village-scale intergenerational communities that reunite our elders and youth.



Josh Burtnett Chief Strategy Officer (CSO)



As a systems engineer and polymath — with vast experience in the aerospace industry, hospitality, construction, broadcast media, and finance — Josh is focused on developing abundance through sustainable, balanced and highly scalable solutions.



Devin Lyttle Chief Experience Office (CXO)

Experience designer, visual storyteller and brand strategist committed to creating elegantly simple solutions to address complex issues. As a serial entrepreneur, Devin brings over two decades of strategic, creative and operational experience.

Let's face it, the world has changed.

The results of the pandemic have been life changing for many of us. Nearly two years later, it's clear that the *"normal"* we had hoped to return to is now a fleeting memory. From social isolation, divisiveness, and public shaming to natural disasters, housing insecurity and inflation — this is the reality for so many of us. However, there is a *new normal* that exists beyond the horizon of everyday life that is accessible to us all.

We invite you to take a moment and imagine this new reality.

Imagine *co-working* with a dynamic group of *changemakers* from a secluded mountain village, a seductively remote beachfront or an exotic ecovillage in the tropics.

Imagine if at each location there was a *community of values-aligned individuals* inspired to *collaborate on purpose-driven solutions* and support one another's *personal growth and wellbeing.*

Now, imagine if this lifestyle allowed you to *gain equity while traveling freely between a network of communities* around the world.

And, what if you could *take that financial security with you,* wherever your journey takes you?

Now, imagine if you no longer had to dream about this lifestyle but were *actually living it.*

As members of Cohere, *we're living this dream every day.* And, *we invite you to join us.*


Welcome to the evolution of home.
Why own one home, when you can have many — without a mortgage or the maintenance

✌🏼 Welcome to the evolution of home.

Cohere is a *member-owned* network of *conscious co-living communities* located in *seductively remote areas* of the world. From the locations we've chosen to the amenities we provide, our spaces have been intelligently designed for *high-functioning remote workers* that are seeking a *higher quality of life, frictionless collaboration,* and a *deeper connection* with themselves, their community, and the natural world. For the monthly cost of a studio apartment, our members have the freedom to *live, work and travel between a continually evolving network of*

communities while *gaining equity* that goes with them, wherever their journey takes them.


SOLUTION
Co-living spaces for remote workers seeking a higher quality of life, deeper connection to community and frictionless collaboration.
Live Freely
Members travel freely between a continually evolving network of co-living communities while gaining equity that goes with them, wherever their journey takes them
Work Remotely
Our spaces and programming are designed to provide the perfect balance of facilitation and flow to support individuals and teams in gaining greater trust and deeper coherence
Thrive Together
Global communities of values-aligned members, supported by resilient buildings, integrated food production, wellness practitioners, facilitators and coaches
3


FACILITIES
Built for coherence
Our spaces have been intelligently designed with the modern lifestyle in mind. Cozy private suites blended with spacious communal areas provide the perfect balance between privacy and community.
↳ Designed to facilitate collaboration and productivity
↳ Resiliently built single- and multi-occupancy homes
↳ Community lounge areas, workspaces and dining area
↳ Spacious private suites with cozy bedrooms
↳ Integrated organic food production systems
↳ Flowspaces for movement and wellness
↳ Seamless indoor-outdoor integration

HIGHLIGHTS

HERE'S EVERYTHING YOU NEED TO KNOW IN 3 MINUTES.

🎯 Market Opportunity: Why the Time Is Now

- **Industry Innovation:** The pandemic has radically shifted the way we live, work and travel, leaving these industries ripe for innovation as short-term hospitality venues struggle to survive

- **Market Trends:** According to a recent **Airbnb study**, the most common trends among post-pandemic travelers include: taking more trips, traveling to more places, staying longer, working while traveling, exploring remote areas, staying in unique accommodations, and a strong desire for community and deeper connections

- **First-Mover Advantage:** Cohere meets the demands of the market by developing the first global network of co-living communities in remote locations that are designed to accommodate high-functioning remote workers seeking a higher quality of life, purpose-driven collaboration, long-term stays, and a deeper connection with themselves, their community and the natural world

---

💎 Value Proposition: How We Differentiate

- **Distributed Ownership:** Members are also shareholders who gain equity (SEC compliant "securities tokens") in a diversified portfolio of real estate assets through their participation in the network

- **Dynamic Equity:** The equity gained isn't tied to a location, which provides members the flexibility of renting while enjoying the benefits of homeownership

- **Decentralized Living:** Members are able to travel freely between a

continually evolving network of conscious co-living communities around the world

- **Conscious Community:** Our member-residents are highly curated to ensure a cohesive experience across our locations, providing a supportive community and meaningful connections wherever our members go
- **Built for Collaboration:** We've designed our spaces to encourage connection, deepen coherence and increase productivity, providing a collaborative and supportive environment for individuals and teams to turn their ideas into reality
- **Remote Locations:** Our seductively remote locations provide refuge for those seeking to escape the city and be enveloped by the majestic beauty of the natural world
- **Innovation Hubs:** Our locations serve as immersive impact incubators for our members to mastermind, co-create, and prototype solutions to humanity's most pressing issues
- **Enhanced Lifestyle:** We create the conditions for enhanced wellbeing, personal growth and peak performance through our daily wellness offerings, catered organic meals, coaching and mentorship, facilitated workshops and nature-based experiences
- **Community as a Service:** Our subscription model provides the recurring revenue required to ensure our members needs are not only met, but exceeded
- **Resilient Communities:** From the materials we use and the construction methods we employ, to our strategically selected locations and integrated food production — our communities are built with resiliency and safety in mind

---

🦄 Investment Opportunity: Why This Is a Smart Investment

- **Revenue Potential:** Investment in the next generation of hospitality, with 38% less overhead, 10,000% longer stays, and 200% the profit margin of an average hotel
- **Diversified Revenue:** Membership dues provide a recurring revenue stream, generating 58% of revenues; occupancy fees provide 9.5% of revenue; affiliate fees from marketplace purchases provide 15%; and add-on services, such as events and experiences, generate 17.5% of revenue
- **Store of Value:** Investment is backed by a diversified portfolio of real estate assets, a historically high-performing asset during times of economic instability
- **Ease of Liquidity:** After one year, investments through Wefunder are positioned to convert to a regulatory compliant securities token, providing even greater returns and liquidity through secondary markets
- **Structured Exit:** Tokens are redeemable through a structured buyback and/or secondary markets, providing investors with an early exit opportunity (this is a game changer, as real estate investments are typically illiquid)
- **Network Effects:** Network effects are built into the business model, organically accelerating growth
- **Defensibility:** Proprietary economic model makes us highly defensible and incentivizes long-term patronage through shared ownership
- **High-Impact Investment:** Capital is used to conserve remote lands, restore bioregional ecosystems, support local initiatives and develop regenerative infrastructure that enhances the vitality of the land and wellbeing of humanity
- **Experienced Team:** Founding team has 30+ years of cumulative entrepreneurial experience, and over 50 years of professional experience in architecture, real estate development, regenerative systems and experience design

- **Early Membership:** Secure your spot in line before we open up membership enrollment to the general public and be among the first to stay at our locations
- **Investor Perks:** We have plenty of perks for early investors, from equity discounts to free stays to exclusive events to hang time with the founding team (see "Investment Opportunity" section for more details)

✊🏼 Our Ethos: Why We're Crowdfunding

- We believe in investor inclusivity and diversity, regardless of socioeconomic status
- We believe in distributed ownership versus consolidated wealth
- We believe in economic systems that provide omni-wins
- We believe in putting our customers on the cap table (our members are shareholders)
- We believe that our investors should be our biggest fans (investors are members)
- We believe in minimizing investor risk by maximizing founder control (voting rights are decoupled from investment)
- We believe that values-aligned investment provides a greater return on impact

---

🦸🏽 Leadership: Why We're the Right Team

- Founders previously started and operated **Bright Bridge**, a mission-driven media agency and consultancy that combined decades of experience developing successful brands, effective marketing strategies, data-driven

developing successful brands, effective marketing strategies, data-driven designs, and high-impact campaigns

- CEO is an award-winning architect, graduating with honors from The Frank Lloyd Wright School of Architecture; previously founded Avah, a high-end destination travel business, while managing an international team of architects and designers
- COO is a software and systems architect who founded, developed and exited Inreach Solutions, a mission-driven technology company
- Founding team has 30+ years of cumulative entrepreneurial experience, and over 50 years of relevant professional experience
- Extensive network of super connectors, influencers, content creators, and high-impact individuals

→ Check out our <u>**investor deck**</u> for detailed information on this unique investment opportunity

INVEST



It is amazing to be part of a group who are living their values in a very simple, physical way. Cohere provides the right balance of community-building and autonomy that allowed for me to feel welcome while still owning my needs and desires in the moment.

KARLA RASMUSSON
Human-Centered Marketer

OUR STORY

Life, decentralized.

The future is decentralized. Technology like crypto, blockchain and DAO's are paving the way for greater transparency, autonomy, efficiency and security.

But why stop there?

We envision a future where our entire existence is decentralized, and *we're starting with home.*

As systems designers, we know that asking the right question is essential in finding the appropriate solution. So, we started with a simple question.

> ***What if you could have all of the benefits of owning a home — without the burden of a mortgage or maintenance — while enjoying the flexibility of renting?***

Having spent years developing conscious communities, this led us to our next question.

> ***What if there was a supportive community of values-aligned individuals waiting for you at each of these locations?***

Another question began to surface as we considered the limitless potential that would manifest from our baseline needs being met.

> ***What if these communities provided everything you need to live, work and thrive together, so that your energy could be directed toward fulfilling your purpose and realizing your highest potential?***

Our experience living in communities has given us a unique perspective, which informed our final question.

> ***What happens when you decide to leave that community; does the sweat equity from your contributions go with you?***

These inquiries led us on a yearlong journey of exploration — understanding the needs of the market, researching legal structures and regulations, prototyping co-living experiences, and ultimately developing the innovative economic model that is at the foundation of Cohere. As solutions-oriented designers, engineers, architects and entrepreneurs, we realized that we had an opportunity to not only create a solution that meets the needs of the modern lifestyle, but develop an entirely *new way of living.*

Turns out, we're not the only ones that desire this lifestyle.



> To say my life has completely shifted since my time at Cohere is an understatement. I am now on a full fledged life adventure where I am surrendered to what feels good. I believe that feeling of being in the unknown is getting easier knowing that others are in this same place of adventure with me.
>
> ALEXA WILDISH
> Musician

MARKET OPPORTUNITY

🗺 Travel as a lifestyle.

The lines between work, life and travel are becoming increasingly blurred. With *over 35M digital nomads* across the globe — and an estimated *1 billion by 2035* — the opportunity that arose from the pandemic is that *working from anywhere has become accessible to nearly all of us.*

> ***Nearly 40% of people now consider travel a part of their lifestyle rather than a one-off activity***

> ***one-off activity***

Despite the challenges of modern travel, a recent **Airbnb report** reveals that *more people* are taking *more trips* to *more places*. These travelers are seeking out unique stays in remote locations and *staying for longer* due to the ability to work remotely.

> ***80% of digital nomads prefer to stay in one place for 3 to 9 months***

Understandably, after years of social isolation, travelers are also putting more emphasis on *who they're with* and *what they do* together rather than *where they go* and *what they see.*

> ***Seventy-five percent of people feel more socially isolated than they did before the pandemic, causing depression and loneliness***

Although remote work has its advantages, for many it has resulted in *burnout* and *mental health issues* due to the lack of meaningful connections. This transient lifestyle can also lead to a perpetual cycle of debt due to the *inability to gain equity* in a home.


MARKET SIZE
Co-Living
Global Market
$14 bn
Digital Nomads
Global Purchasing Power
$787 bn
Co-Working
Global Market
$8 bn
5

👋🏻 Caio tourism! Hello, destination travel.

Airbnb has revolutionized the way that we live and travel — making it possible to go and stay anywhere in a moment's notice — yet *the era of tourism is coming to an end as we know it.*

> ***International tourism was down 83% in the first quarter of 2021, a similar rate of decline as the previous year***

Now that many remote workers are *staying an average of six months at each location,* they are often seeking a *deeper connection* to people and place and desire a *supportive community* and *collaborative work environment* at these destinations.

> ***42% of consumers surveyed across five countries say they will undertake more longer-stay travel***

The ability to live anywhere is now part of the future of travel. Now that an overwhelming amount of people consider travel a part of their lifestyle, *it's time to evolve "home" to adapt to the new normal* and meet the needs of the modern lifestyle.

MARKET ANALYSIS

The **flexibility of renting**, the **value of owning.**

	cohere	Mortgage	Rental	Co-living	Timeshare	REIT
Investment opportunity	✓	✓	✗	✗	✗	✓
Ease of liquidity	✓	✗	✗	✗	✗	✗
Flexible terms	✓	✗	✓	✓	✗	✗
Access to community	✓	✗	✗	✓	✗	✗
Co-working and collaboration	✓	✗	✗	✗	✗	✗
Access to amenities	✓	✗	✗	✓	✓	✗

Tax incentives	✓	✓	✗	✗	✗	✓

10

VALUE PROPOSITION

LIVE FREELY

We believe that *homeownership and location independence shouldn't be mutually exclusive*. Now that work and travel are an extension of our lives, it's essential that our spaces and amenities reflect this new way of living. *Cohere members enjoy the value of owning a home, the flexibility of renting, and a sense of belonging wherever they go.*

🚀 One membership, limitless possibilities.

The pay-to-stay model is outdated, so we're giving it an upgrade. For the cost of a studio apartment, *our members have the freedom to travel between a continually evolving network of co-living communities while earning equity that goes with them,* wherever their journey takes them.

> ***Co-living properties performed a staggering 23% higher than conventional during the pandemic***

💰 Lowering the barrier to equity.

The impetus behind Cohere has always been to *equitably distribute ownership* to as many people as we can, providing equity to those that otherwise don't have access to the value of owning a home. We've structured our company in a way that provides members with *shared ownership of a diversified portfolio of real estate assets* around the world, providing financial resilience from the next economic crisis.

> ***Homeownership is out of reach for nearly 250M Americans, creating a***

> *perpetual cycle of debt as nearly 11M Americans (1 in 4 renters) spend more than 50 percent of their income on rent*



Cohere wasn't a retreat or workshop. It wasn't a job. It wasn't a place or even a specific group of people. It was an emergent prototype of living a more beautiful life in community. During my time with Cohere I felt constantly inspired, uplifted, and celebrated for my contributions. I often found myself asking *"can life really be this good?"*

ELIAS SERRAS
Facilitator, Consultant, Event Producer

WORK REMOTELY

No longer is remote work reserved for backpackers or insta-celebs hopping from beach huts to hostels. The opportunity that arose from the pandemic is that working from anywhere became accessible to nearly all of us. We're securing the most epic land we can find in order to offer our members an experience like no other.

> *Rural travel has grown on Airbnb every year for the past five years, which is reflected by the 41% of people that are interested in leaving a city to live somewhere remote*





| Panoramic views of the Andes from our location in Ecuador

🏜️ All the benefits of city life, none of the hassle.

Our seductively remote locations provide refuge for those seeking to escape the city and be enveloped by the majestic beauty of the natural world — without giving up the creature comforts and modern conveniences they would expect. Our locations offer the freedom and serenity that only nature can provide, along with the companionship of a supportive community.

> ***"The number of digital nomads has more than tripled (323%) since the pandemic — increasing from 4.8 M to 15.5 M in the U.S. alone"***





| Image is representative of the architectural style of our forthcoming Ecuador location

🐝 Frictionless collaboration.

When your work is your passion and your colleagues are your friends, the line between work and play becomes increasingly blurred. We've designed our spaces to encourage connection and deepen coherence, providing a collaborative environment for individuals and teams to turn their ideas into reality.

> *83% report that they feel less lonely since becoming part of a co-working space due to human connection*



Cohere provided community space in a veritable paradise! While I had my nose to the grindstone launching a new business, it was a blast to experience meaningful connections with people who have inspired future collabs and new passion projects. This is how I want to live my life!

ROWEN MIKODAH
Intuitive Somatic Therapist

THRIVE TOGETHER

Equal parts innovation hub, intentional community and retreat center, our spaces provide the container for authentic connection, personal growth, open expression and frictionless collaboration. Our spaces and programming are designed to provide the perfect balance of facilitation and flow to support individuals and teams in gaining greater trust and deeper coherence.

> *Nearly half of travelers (47%) say that who they're with and what they do together is more important than where they go and what they see*

> *together is more important than where they go and what they see*

👫 Community, wherever you go.

Loneliness is the number one reason digital nomads return home. But what if there was community welcoming you wherever you go? Our dedicated private suites blend with spacious communal areas to provide the perfect balance between privacy and community — creating the ideal environment to nurture meaningful relationships.

> ***Seventy-five percent of people feel more socially isolated than they did before the pandemic, resulting in symptoms of anxiety, depression or loneliness***

🧘‍♀️ Thriving inside a time of radical change.

Members are provided a full menu of wellness offerings — from personal growth and peak performance to yoga and meditation — and our network of professionally trained wellness practitioners, facilitators and coaches are available to tend to all of our members' needs — and most of their wants.

> ***The $4.75 trillion health and wellness industry is rapidly growing at 6.4% every year, and is expected to continue at this pace***

🌈 Building a better tomorrow, together.

Our members are comprised of changemakers, cultural creatives and impact entrepreneurs creating meaningful change in the world. As earth events intensify and systems continue to erode, our communities of values-aligned members — supported by resilient buildings, abundant water and integrated food production — create the conditions for the mutual thriving of people and planet. These communities will continue to expand over time — both in scope and scale — creating a global network of villages dedicated to intentional living.





> The feelings of abundance, inspiration, and community that I experienced at Cohere is one that everyone should experience. Cohere has opened up a new doorway for all of us; one that leads to a healthier, livelier, more beautiful way to live.
>
> **AARON BUGAJ**
> Creative Manager, Filmmaker, Researcher

INVESTMENT OPPORTUNITY

Let's co.

Community is at the core of Cohere, which is why we're inviting you to become a founding investor in this new way of living. If you've made it this far, then it's likely you resonate with the vision so many are holding for a more equitable and harmonious existence.

Your contribution will directly support the catalyzing of a renaissance of hope and help craft a new narrative for our collective future — one that instills a sense of unity, purpose and meaning back into our lives. For that, you have our deepest gratitude and respect, and we look forward to taking this journey with you.

Top 10 Reasons to Invest

💵**Revenue Potential:** Investment in the next generation of hospitality, with 38% less overhead, 10,000% longer stays, and 200% the profit margin of an average hotel

📊**Diversified Revenue:** Membership dues provide a recurring revenue stream, generating 58% of revenues; occupancy fees provide 9.5% of revenue; affiliate fees from marketplace purchases provide 15%; and add-on services, such as events and experiences, generate 17.5% of revenue*

🏠**Store of Value:** Investment is backed by a diversified portfolio of real estate

assets, a historically high-performing asset during times of economic instability

💸**Ease of Liquidity:** After one year, investments through Wefunder are positioned to convert to a regulatory compliant securities token, providing even greater returns and liquidity through secondary markets*

🚀**Structured Exit:** Tokens are redeemable through a structured buyback and/or secondary markets, providing investors with an early exit opportunity (this is a game changer, as real estate investments are typically illiquid)*

🌐**Network Effects:** Network effects are built into the business model, organically accelerating growth

🏰**Defensibility:** Proprietary economic model makes us highly defensible and incentivizes long-term patronage through shared ownership

🌎**High-Impact Investment:** Capital is used to conserve remote lands, restore bioregional ecosystems and develop regenerative infrastructure that supports the vitality of the land and wellbeing of humanity

💪🏼**Experienced Team:** Founding team has 30+ years of cumulative entrepreneurial experience, and over 50 years of professional experience in architecture, real estate development, regenerative systems and experience design

🌟**Early Membership:** Secure your spot in line before we open up membership enrollment to the general public and be among the first to stay at our locations

We also have plenty of perks for early investors, from **equity discounts and free stays to exclusive events and hang time with the founding team** (see details below)

** These statements include forward-looking projections that are not guaranteed*

🌎 Your investment supports the mutual thriving of people

🌍 Your investment supports the mutual thriving of people and planet, while providing plenty of profit.

We've intentionally designed our business model to ensure that everyone wins, at every level.

The mutual thriving of our primary stakeholders — our investors, our members, our collaborators, the communities that we operate in, and our planet — is built upon systems of reciprocity and incentivized participation, creating a symbiosis that enhances the entire ecosystem.

Our simple investment strategy combines the latest decentralized finance (DeFi) innovations and fully-compliant investment instruments, which allows us to operate as if we were publicly traded while remaining privately held. Using this innovative instrument allows us to issue "securities tokens" (see FAQs) based on contributions that enhance the value of the network.

The real value of this economic model is that it allows us to share the success of Cohere with anyone who has contributed to the network — by issuing them shares ("tokens") in the company — without further diluting the company's equity pool. As we issue more tokens to our stakeholders, the greater the token value appreciates which creates a network effect that stimulates organic growth.

Here's how it works:

- Members earn securities tokens based on their level of participation within the network (i.e. member dues, labor, skillshare, etc.)
- Tokens are backed by the value of hard assets (land, infrastructure, farms, etc.) which provides stability and security, even in times of economic volatility
- These asset-backed tokens appreciate in value as more tokens are issued — through capital or real estate investments, along with the aforementioned member activities
- A percentage of annual profits are allocated to buy back tokens from

members, providing a structured exit in advance of a liquidity event

- Looking ahead, we will be issuing a stable coin (backed by the value of the securities token) that will become the means of exchange within the network



FINANCIAL PROJECTIONS
A secure investment in our future.

	2022	2024	2026
Total Members	80	2,297	31,251
Total Revenue	$232,389	$912,208	$7,132,336
Total Expenses	$2,074,437	$575,400	$7,504,648
Cohere Operations	$312,649	$490,056	$490,056
Facility Operations	$81,788	$85,344	$414,592
Construction Costs	$1,680,000	$0	$5,100,000
Net Profit	($1,516,764)	$179,464	$1,027,688
% Profit	(652.68%)	19.67%	14.41%
Cash Flow	$126,140	$288,460	$1,175,542

$16M
$4M
$0
2022
2024
2026
Revenue
Expenses
Profit
15

Forward-looking projections cannot be guaranteed.

📊 The stability of real estate, the returns of crypto and the liquidity of cash.*

With increasing market instability and hyperinflation, investing in real estate provides a historically stable store of value. Our valuation is backed by a continually expanding network of strategically positioned real estate assets that appreciate in value as we regenerate the land, restore ecosystems and develop resilient communities capable of thriving during this time of change. Profits gained from the cumulative value of assets are reinvested into acquiring and developing more properties, increasing the valuation of the company and our ability to liquidate investors' shares through a token redemption option.




STORE OF VALUE
A stable store of value, aligned with your values.
Cohere's valuation is backed by an ever-expanding network of strategically positioned real estate assets that appreciate in value as we regenerate the land, restore ecosystems and develop resilient communities capable of thriving inside a time of radical change.
Farmland
Stable
here
Cohere
Real Estate
Precious Metals
Collectibles
Extractive
Regenerative
Stocks
Volatile
Crypto

**This statement includes forward-looking projections that are not guaranteed.*

🎰 Redeemable equity means quicker returns.

Sure, you believe in our vision, but you also expect a return. Instead of gambling on whether or not there will — maybe, one day — be an exit, a structured buyback ensures investors get paid back a specified amount over a certain period of time from the company's profits.

→ See FAQs for more info on the structured buyback.


cohere
live freely

view our investor deck

18 slides | 15 min read

🎁 Benefits of being an early investor.

As the Cohere network expands around the world, and our member base grows, you will inevitably benefit from the rewards that come with that growth. But, as

an early investor, we also want to give you something more as a thank you for believing in us.

We're offering these limited-time perks, only available to our early investors through this campaign, so that you can experience one of the communities that your investment helped create.

Perks

- Invest $100 or more to secure a one year membership (currently valued at $297/yr)
- Invest $5000 and get 2 free stays at any location*
- Invest $10,000 and get free stays free at any location*
- Invest $15,000 and get 10 free stays at any location*
- Invest $25,000 and get 30 free stays at any location*
- Invest $100,000 and be treated to a Coherence Experience (30 free stays, regional excursions, community dinners, facilitated yoga and movement, etc.)

Feeling inspired to support further?

If the vision we're holding for this new way of living feels in alignment with your life's path, then we welcome your contribution in any form. We're always open to exploring collaborations and partnerships with aligned organizations and individuals. You can start by checking out our current job listings or get in touch with us to explore potential partnerships.

We're actively building relationships with location partners as well as values-aligned brands, product partners and experience providers in order to provide the greatest value to our members. If you want to explore the value in aligning our brands, please reach out and someone from our team will be in touch.

Still not sure?

If you're unsure whether we're the right fit, check out the '**Ask a Question**' page for a list of common questions we receive. We will also be hosting regular AMA's, live streams and webinars throughout the campaign, so be sure to sign up for updates to be notified.

QUESTIONS? WE'VE GOT ANSWERS

Learn more

🔗**Website** 🔗**Investor Deck** 🔗**Airbnb Report on Travel & Living**

Legal disclaimer

The offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. when used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect", "goals", and similar expressions are intended to identify forward-looking statements, which constitute the forward-looking statements. These statements reflect management's current views with respect to future events and are subject to the risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. the company does not

undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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